Exibit 77H

For RiverSource Aggressive Growth Fund:

During the six-month fiscal period ended Nov. 30, 2005, the Fund may serve as an underlying investment of the RiverSource Portfolio Builder Funds, six affiliated funds-of-funds, principally and/or Ameriprise Financial, Inc. (formerly American Express Financial Corporation) or its affiliates through its initial capital investment, became owners of record of more than 25% of the outstanding shares of the Fund.


For RiverSource Fundamental Growth Fund:

During the six-month fiscal period ended Nov. 30, 2005, the Fund may serve as an underlying investment of the RiverSource Portfolio Builder Funds, six affiliated funds-of-funds, principally and/or Ameriprise Financial, Inc. (formerly American Express Financial Corporation) or its affiliates through its initial capital investment, became owners of record of more than 25% of the outstanding shares of the Fund.